

Mail Stop 4720

March 12, 2018

James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Suite 301
Orlando, FL 32801

> **Re: Legion Capital Corporation**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed February 26, 2018**
> **File No. 024-10638**

Dear Mr. Byrd:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2018 letter.

General

1.   We note your response to comment 2 that LSH has acquired secured loans, and your contention that these are neither securities nor investment securities. Please provide your analysis of why acquisitions of secured loans are neither securities nor investment securities for purposes of sections 2(a)(36) and 3(a)(1)(C) of the Investment Company Act of 1940 Act, respectively.

Principal Stockholders, page 13

2.   We note that your response to comment 1 did not address your beneficial ownership information, as requested, which is currently disclosed "as of June 30, 2016." Please update your beneficial ownership information "as of the most recent practicable date" and

disclose each executive officer's ownership individually pursuant to Item 403 of Regulation S-K.

Financial Statements

3.   We note your revisions in response to comment 3. Please revise to include both audited financial statements for the two fiscal year ends preceding your most recently completed fiscal year end and interim financial statements which may be unaudited, as of a date no earlier than June 30, 2017, with your statements of income and cash flows compared to the corresponding interim period of the previous fiscal year. Please refer to Part F/S (c)(1), (b)(3)(C) and (b)(4) of Form 1-A for guidance. Please also revise your interim financial statements to provide footnotes and other disclosures as needed for fair presentation, disclosure of material subsequent events, and to ensure that the financial statements are not misleading. Please refer to Part F/S (c)(1)(i) of Form 1-A and Rule 8-03(b) of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services